EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,
	2005(a)	2004(a)	2003(a)	2002(a)	2001
	(Dollars in thousands)
Earnings before fixed charges:

Income before income taxes and equity in losses of affiliates	$148,389	$142,359	$70,058	$93,168	$76,127

Interest and other debt expense	60,616	57,222	98,034	74,772	81,192

Interest portion of rental expense	1,268	893	932	747	1,146

Earnings before fixed charges	$210,273	$200,474	$169,024	$168,687	$158,465

Fixed charges:

Interest and other debt expense	$60,616	$57,222	$98,034	$74,772	$81,192

Interest portion of rental expense	1,268	893	932	747	1,146

Capitalized interest	1,165	679	993	1,358	1,571

Total fixed charges	$63,049	$58,794	$99,959	$76,877	$83,909

Ratio of earnings to fixed charges	3.34	3.41	1.69	2.19	1.89

(a)	Effective January 1, 2003, we adopted Statement of Financial Accounting Standards, or SFAS, No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Among other provisions, SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” such that gains or losses from the extinguishment of our debt will no longer be classified as extraordinary items. Upon adoption in 2003, the extraordinary item for loss on early extinguishment of debt of $1.0 million before income taxes recorded for 2002 was reclassified to loss on early extinguishment of debt included in interest and other debt expense in our Consolidated Statements of Income. In addition, interest and other debt expense in 2005, 2004 and 2003 includes a loss on early extinguishment of debt of $11.2 million, $1.6 million and $19.2 million, respectively.